Exhibit (a)(1)(B)

CEO E-mail to Employees, dated May 18, 2009

Omniture Team:

We are keenly aware that many of you have “underwater” stock options — that is, options with exercise prices higher than the current market price of our common stock — and that many of those options are significantly underwater. In fact, currently about 78% of you have at least one stock option that is underwater. Many of you have asked what could be done about this issue.

I want you to know that we have been working on ways to address this issue; and today, I am very pleased to announce that our Board of Directors has approved a one-time, voluntary stock option exchange program for our employees (including our executive officers, but excluding our non-employee board members).

Here are the general terms of the new stock options that would be offered in the stock option exchange program:

•	Exercise price: set at the market price of our common stock at the new grant date (which would be the closing date of the exchange)

•	Number of shares covered by the new option: determined by the applicable exchange ratio based on the exercise price of the underwater option

•	Expiration date: 5 years from the new grant date (7 years for our executive officers)

•	Vesting schedule: monthly vesting beginning on the new grant date over a period ranging from 36 to 48 months (48 to 60 months for our executive officers) depending on the original option grant date (any vested, unexercised portion of an exchanged option would be subject to re-vesting according to this new vesting schedule)

•	Option type: non-qualified stock option (commonly known as an NSO or a “non-qual”).

To be eligible for exchange, a stock option grant will have to:

•	have an exercise price per share greater than the closing price of our common stock on May 13, 2009, and

•	have been granted prior to January 1, 2009, under one of the following stock plans: the Omniture, Inc. 2006 Equity Incentive Plan; Omniture, Inc. 2007 Equity Incentive Plan; Omniture, Inc. 2008 Equity Incentive Plan; Avivo Corporation 1999 Equity Incentive Plan; or Touch Clarity Limited 2006 U.S. Stock Plan.

When considering which stock options would be eligible to participate in the exchange program, we had hoped that all option grants with an exercise price per share greater than the closing price of our common stock on May 13, 2009 would be eligible. Unfortunately, based on a review by our outside counsel, the following stock plans do not permit option grants under these plans to be exchanged: the Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002, the WebSideStory, Inc. Amended and Restated 2000 Equity Incentive Plan; WebSideStory, Inc. 2004 Equity Incentive Award Plan; and WebSideStory, Inc. 2006 Employment Commencement Equity Incentive Award Plan. Also, based on the advice of our Danish counsel, option grants to employees in Denmark will not be eligible for exchange.

Detailed information about the terms of the stock option exchange program can be found in the “Schedule TO” and its exhibits filed with the U.S. Securities and Exchange Commission (or the SEC) today, by going to the SEC’s website at www.sec.gov. These documents are also attached to this email. In addition, later today, Eric McAllister will be sending an email to all employees who have an eligible stock option with a link to the Schedule TO and other information about participating in the program. The information contained in the documents filed with the SEC are intended to provide you with more detailed information about the stock option exchange program. Please note that participation in the program is entirely voluntary. We will also hold a number of employee information sessions and provide access to a special website and hotline to provide additional information about the program. However, the option exchange program is highly regulated and subject to specific SEC rules. Therefore, we cannot advise you as to whether or not you should participate in the program.

Again, we are excited about the stock option exchange program and, although I can give no guarantees or assurances, by giving you an opportunity to exchange underwater options for new options, we hope to provide you with a greater opportunity to benefit from future Omniture successes and to be recognized for your role in contributing to those successes.

Best regards,

Josh James
Co-Founder, President & CEO

Omniture has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, or SEC. Persons who are eligible to participate in the program should read the Tender Offer Statement on Schedule TO, including (1) the Exchange Offer; (2) this email; (3) the e-mail from Eric McAllister, dated May 18, 2009, (4) the Summary of the Option Exchange Program; (5) the Election Form; (6) the Instructions, which form part of the terms and conditions of the Offer; and (7) the Terms of Election, as they contain important information about the program. You are able to obtain these written materials and other documents free of charge on the Exchange Offer Website at https://omniture.equitybenefits.com or through the SEC’s website at www.sec.gov.

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